UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




RECD S.E.C.
JUN 2 7 2003
1086

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ____________ to ______________

Commission file number 33-87596

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Columbia Bancorp 401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Bancorp
7168 Columbia Gateway Drive
Columbia, MD 21046

REQUIRED INFORMATION

Item 1. Not required.

Item 2. Not required.

Item 3. Not required.

Item 4. Attached hereto are the following exhibits:

Exhibit A: Columbia Bancorp 401(k) Plan and Trust Form 5500 for the plan year ending December 31, 2002.
Exhibit B: Columbia Bancorp 401(k) Plan and Trust audited financial statements for the years ended December 31, 2002 and 2001.
Exhibit C: Consent of Independent Accountants
Exhibit D: Certification of Principal Executive Officer
Exhibit E: Certification of Principal Financial Officer

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

COLUMBIA BANCORP 401(k) PLAN AND TRUST



Date: 6/26/03

John A. Scaldara, Jr.
Executive Vice President and Chief Financial Officer,
Plan Trustee

EXHIBIT A

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning , and ending ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
01/01/1989

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
COLUMBIA BANCORP

5585 STERRETT PLACE

COLUMBIA MD 21044

2b Employer Identification Number (EIN)
52-1645572

2c Sponsor's telephone number
410-465-4800

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE	[signature]	6/26/03	JOHN A. SCALDARA JR EVP/CFO
	Signature of plan administrator	Date	Type or print name of individual signing as plan administrator
SIGN HERE	[signature]	6/26/03	JOHN A. SCALDARA JR EVP/CFO
	Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v5.0 Form **5500** (2002)





Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	393
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	346
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	70
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	416
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	416
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	315
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	14
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	15

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2H 2J 2K

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
- (1) [ ] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) [ ] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [ ] ____ **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ 2000
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [X] **H** (Financial Information)
- **(2)** [ ] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ____ **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [ ] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)



SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2002
This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
COLUMBIA BANCORP

D **Employer Identification Number**
52-1645572

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	714	
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)		
(2) Participant contributions	b(2)		
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	590820	899777
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	154473	189954
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	3673875	3313666
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		





Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	2217855	3363249
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	6637737	7766646
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	6637737	7766646

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	402592	
(B) Participants	a(1)(B)	915237	
(C) Others (including rollovers)	a(1)(C)	146343	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		1464172
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	12033	
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		12033
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	42569	
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		42569
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	53644	
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		53644





Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	801511	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		801511
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		-811475
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		1562454
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	433545	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		433545
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)		
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		433545
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		1128909
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.

(2) ☐ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) ☐

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

KPMG 13-5565207





Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		2500000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)





SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

JOHN A. SCALDARA, JR.

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

5585 STERRETT PLACE

c City or town, state, and ZIP code

COLUMBIA MD 21044

2a Name of trust
COLUMBIA BANCORP 401(K) PLAN & TRUST

b Trust's employer identification number 52-1645572

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 52-1645572

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE **Signature of fiduciary** ▶ [signature] Trustee Date ▶ 6/26/03



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan COLUMBIA BANCORP 401(K) PLAN & TRUST	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 COLUMBIA BANCORP	**D Employer Identification Number** 52-1645572

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions ..... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 58-1428634 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? ..... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver ..... ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year ..... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year ..... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) ..... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ..... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) ..... ☐ Yes ☐ No



Official Use Only

SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
COLUMBIA BANCORP

D Employer Identification Number
52-1645572

1a ☒ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code



Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ [signature]

Phone number of plan administrator ▶ 410-465-4800 Date ▶ 6/26/03

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500 v5.0 **Schedule SSA (Form 5500) 2002**



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	216041581	NEENA		AHUJA	A	A	
A	140601022	CESAR		ARCEO	A	A	
A	475709862	STEPHEN		AYLOR	A	A	
A	228945114	STEPHEN		KENSINGER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
			6278.03		
			65768.33		
			10168.92		
			10746.57		





Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	217883355	EDWARD		KINSELLA	A	A	
A	223749033	MARY		LOCKE	A	A	
A	221623211	BRENDA		MOORE	A	A	
A	458634845	NICOLE		PEARSALL	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
			7359.04		
			35694.69		
			24673.85		
			5716.43		





Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	204648914	ERIN		PERRONE	A	A	
A	559703388	ARTHUR		RAWSON	A	A	
A	508088834	CHAD		SMITH	A	A	
A	219967692	MARY BETH		TAYLOR	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
			744.05		
			8689.27		
			19161.31		
			136298.13		





Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	219682750	CRAIG		ULANDER	A	A	
A	214474065	OLGA		VYALTSEVA	A	A	
A	213489694	WILLIAM		YECK	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
			5778.58		
			544.32		
			6453.88		





SUMMARY ANNUAL REPORT

FOR COLUMBIA BANCORP 401(K) PLAN & TRUST

This is a summary of the annual report for the Columbia Bancorp 401(k) Plan & Trust, EIN 52-1645572, Plan No. 001, for the period January 1, 2002 through December 31, 2002. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $433,545. These expenses included $433,545 in benefits paid to participants and beneficiaries. A total of 416 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $7,766,646 as of December 31, 2002, compared to $6,637,737 as of January 1, 2002. During the plan year the plan experienced an increase in its net assets of $1,128,909. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,562,454 including employer contributions of $402,592, employee contributions of $915,237, realized gains of $53,644 from the sale of assets, and earnings from investments of $44,638.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. an accountant's report;
2. financial information; and
3. assets held for investment.

To obtain a copy of the full annual report, or any part thereof, write or call Columbia Bancorp, 5585 Sterrett Place, Columbia, MD 21044, (410) 465-4800.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Columbia Bancorp, 5585 Sterrett Place, Columbia, MD 21044) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

EXHIBIT B



COLUMBIA BANCORP 401(k) PLAN AND TRUST

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Table of Contents

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.



111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Plan Administrator
Columbia Bancorp 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2003

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments, at fair value (note 4):		
Money market fund	$ 899,777	591,534
Mutual funds	3,313,666	3,673,875
Common stock	3,363,249	2,217,855
	7,576,692	6,483,264
Participant loans receivable	189,954	154,473
Net assets available for benefits	$ 7,766,646	6,637,737

See accompanying notes to financial statements.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Income on investments:			
Dividends and interest	$	54,602	67,502
Net appreciation in fair value of investments (note 4)		43,680	77,815
Total income on investments		98,282	145,317
Contributions from Columbia Bancorp		402,592	369,552
Contributions from participants		915,237	857,336
Rollover contributions		146,343	34,817
Merger of Suburban Bancshares, Inc. 401(k) Plan		—	1,209,805
Distributions to participants		(433,545)	(399,629)
Net increase in net assets available for benefits		1,128,909	2,217,198
Net assets available for benefits:			
Beginning of year		6,637,737	4,420,539
End of year	$	7,766,646	6,637,737

See accompanying notes to financial statements.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies and Other Matters

(a) Basis of Presentation

The financial statements of the Columbia Bancorp 401(k) Plan and Trust (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b) Trust Fund Management and Investments

Columbia Bancorp (the Company) is the sponsor of the Plan. The trustees of the Plan, the Company's president and chief executive officer and executive vice president and chief financial officer, have authority to execute investment transactions based upon the investment elections of plan participants.

Investments are carried at fair values determined by quoted market prices. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which the changes occur.

(c) Administrative expenses

The Company pays all administrative expenses incurred on behalf of the Plan.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

(2) General Description of the Plan

The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan is a defined contribution plan and was established effective January 1, 1989 to provide employees of the Company an incentive to save for retirement and for financial emergencies. Prior to March 1, 2000, all employees of the Company with at least one year of service, as defined in the Plan, were eligible to participate in the Plan. Effective March 1, 2000, all employees are eligible to contribute to the plan; however, employees are eligible for Company matching contributions only after completing one year of service.

Effective January 1, 2001, the Suburban Bancshares, Inc. 401(k) Plan was merged with and into the Plan following the merger of Suburban Bancshares, Inc. with the Company in March 2000. Approximately $1,210,000 of net assets were transferred to the Plan.

(Continued)

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation. Participants are able to defer payment of income taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant's account in an amount equal to a percentage of a participant's contribution determined annually prior to the start of the plan year (50% in 2002 and 2001, respectively). The Company's matching contributions are invested in the various investment programs based on participants' instructions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

Participants are fully vested immediately in their contributions and related earnings. Effective January 1, 2002, vesting in Company matching contributions is based upon years of vesting service as follows:

Years of service	Percentage
1	20
2	40
3	60
4	80
5	100

Forfeitures of nonvested Company contributions are allocated to active participants based upon each participant's annual salary in proportion to total compensation of all active participants during the Plan year. Forfeitures totaled approximately $10,000 and $45,000 for the years ended December 31, 2002 and 2001, respectively.

Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59½. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

(3) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(4) Investments

Investments that represent 5% or more of the Plan's net assets are as follows at December 31:

		2002	2001
Money market fund:			
Cash Management Trust of America	$	899,777	591,534
Mutual funds:			
American Balanced Fund		569,022	521,683
Fundamental Investors Fund		483,238	511,780
Growth Fund of America		849,377	1,073,713
The New Economy Fund		461,236	733,708
Columbia Bancorp common stock		3,363,249	2,217,855

Net appreciation (depreciation) in fair value of investments is summarized as follows for the years ended December 31:

		2002	2001
Mutual funds	$	(811,475)	(588,202)
Columbia Bancorp common stock		855,155	666,017
	$	43,680	77,815

(5) Federal Income Tax Status

The Internal Revenue Service issued its latest determination letter on July 13, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. The Plan and its underlying trust have been amended since the date of the determination letter. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6) Plan Amendment

Effective January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Schedule H, Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2002

Description	Par value or number of shares	Current value
Investments:		
Money market fund:		
Cash Management Trust of America	899,777	$ 899,777
Mutual funds:		
American Balanced Fund	39,461	569,022
American U.S. Government Securities Fund	8,975	125,022
Bond Fund of America	14,612	185,572
EuroPacific Growth Fund	4,030	92,575
Fundamental Investors Fund	21,738	483,238
Growth Fund of America	45,987	849,377
Scudder Technology Fund	17,985	134,526
The New Economy Fund	34,065	461,236
Van Kampen Aggressive Growth Fund	16,051	142,211
Van Kampen Emerging Growth Fund – A	7,264	205,284
Liberty Acorn Fund	2,327	35,694
Oppenheimer Select S&P 500 Index	4,438	29,909
Columbia Bancorp* common stock	158,535	3,363,249
Total investments		7,576,692
Participant loans — interest rates 5.25% – 10.5%		189,954
		$ 7,766,646

* Denotes party-in-interest

See accompanying independent auditors' report.

EXHIBIT C

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Columbia Bancorp:

We consent to the incorporation by reference in the registration statements (Nos. 333-10231, 333-32349, 333-32359, 333-32912 and 333-102811) on Form S-8 of Columbia Bancorp of our report dated June 15, 2003, relating to the statements of net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2002 report on Form 11-K of the Columbia Bancorp 401(k) Plan and Trust.

KPMG LLP

KPMG LLP

Baltimore, Maryland
June 26, 2003

Exhibit D

Certification of Principal Executive Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, John M. Bond, Jr., President and Chief Executive Officer (principal executive officer) of Columbia Bancorp 401(k) Plan and Trust (the "Registrant"), certify that to the best of my knowledge, based upon a review of the Annual Report on Form 11-K for the period ended December 31, 2002 (the "Report"):

(1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.



John M. Bond, Jr.
Date: June 26, 2003

Exhibit E

Certification of Principal Financial Officer
Pursuant to 18 U.S.C. 1350
(Section 906 of the Sarbanes-Oxley Act of 2002)

I, John A. Scaldara, Jr., Executive Vice President and Chief Financial Officer (principal financial officer) of Columbia Bancorp 401(k) Plan and Trust (the "Registrant"), certify that to the best of my knowledge, based upon a review of the Annual Report on Form 11-K for the period ended December 31, 2002 (the "Report"):

(1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.



John A. Scaldara, Jr.
Date: June 26, 2003